SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

10x Genomics, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001

(Title of Class of Securities)

88025U109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 11

CUSIP # 88025U109	Page 2 of 12

1	NAME OF REPORTING PERSONS Foresite Capital Fund I, L.P. (“FCF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,250,000 shares, except that Foresite Capital Management I, LLC (“FCM I”), the general partner of FCF I, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM I, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,250,000 shares, except that FCM I, the general partner of FCF I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM I, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.6%[1]
12	TYPE OF REPORTING PERSON	PN

1 Based on 80,156,104  shares of Class A Common Stock outstanding as of October 30, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

CUSIP # 88025U109	Page 3 of 12

1	NAME OF REPORTING PERSONS Foresite Capital Management I, LLC (“FCM I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,250,000 shares, all of which are directly owned by Foresite Capital Fund I, L.P. (“FCF I”).  FCM I, the general partner of FCF I, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM I, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		1,250,000 shares, all of which are directly owned by FCF I. FCM I, the general partner of FCF I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM I, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.6%[2]
12	TYPE OF REPORTING PERSON	OO

2 Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

CUSIP # 88025U109	Page 4 of 12

1	NAME OF REPORTING PERSONS Foresite Capital Fund II, L.P. (“FCF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,503,528 shares, except that Foresite Capital Management II, LLC (“FCM II”), the general partner of FCF II, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM II, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		2,503,528 shares, except that FCM II, the general partner of FCF II, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM II, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,503,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.1%[3]
12	TYPE OF REPORTING PERSON	PN

3 Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

CUSIP # 88025U109	Page 5 of 12

1	NAME OF REPORTING PERSONS Foresite Capital Management II, LLC (“FCM II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP \ (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,503,528 shares, all of which are directly owned by Foresite Capital Fund II, L.P. (“FCF II”).  FCM II, the general partner of FCF II, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM II, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		2,503,528 shares, all of which are directly owned by FCF II. FCM II, the general partner of FCF II, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM II, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,503,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.1%[4]
12	TYPE OF REPORTING PERSON	OO

4 Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

CUSIP # 88025U109	Page 6 of 12

1	NAME OF REPORTING PERSONS James Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
3,753,528 shares, of which 1,250,000 shares are directly owned by Foresite Capital Fund I, L.P. (“FCF I”), and 2,503,528 shares are directly owned by Foresite Capital Fund II, L.P. (“FCF II”).  Tananbaum is the managing member of each of Foresite Capital Management I, LLC (“FCM I”), which is the general partner of FCF I, and Foresite Capital Management II, LLC (“FCM II”), which is the general partner of FCF II.  Tananbaum may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		3,753,528 shares, of which 1,250,000 shares are directly owned by FCF I, and 2,503,528 shares are directly owned by FCF II. Tananbaum is the managing member of each FCM I, which is the general partner of FCF I, and FCM II, which is the general partner of FCF II. Tananbaum may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,753,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.7%[5]
12	TYPE OF REPORTING PERSON	IN

5 Based on 80,156,104 shares of Class A Common Stock outstanding as of October 30, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

CUSIP # 88025U109	Page 7 of 12

ITEM 1(A).	NAME OF ISSUER

10x Genomics, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

6230 Stoneridge Mall Road

Pleasanton, California 94588

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule is filed by Foresite Capital Fund I, L.P., a Delaware limited partnership, Foresite Capital Management I, LLC, a Delaware limited liability company, Foresite Capital Fund II, L.P., a Delaware limited partnership, Foresite Capital Management II, LLC, a Delaware limited liability company, and James Tananbaum. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Foresite Capital Management

600 Montgomery Street, Suite 4500
San Francisco, CA 94111

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.00001

ITEM 2(D)	CUSIP NUMBER

88025U109

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2020.

CUSIP # 88025U109	Page 8 of 12

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of FCF I, and FCF II and the limited liability company agreements of FCM I, and FCM II the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

CUSIP # 88025U109	Page 9 of 12

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # 88025U109	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

FORESITE CAPITAL FUND I, L.P.

	By:	FORESITE CAPITAL MANAGEMENT II, LLC
	Its:	General Partner

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

FORESITE CAPITAL MANAGEMENT I, LLC

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

FORESITE CAPITAL FUND II, L.P.

	By:	FORESITE CAPITAL MANAGEMENT II, LLC
	Its:	General Partner

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

FORESITE CAPITAL MANAGEMENT II, LLC

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

JAMES TANANBAUM

	By:	/s/ James Tananbaum
	Name:	James Tananbaum

CUSIP # 88025U109	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP # 88025U109	Page 12 of 12

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.